Crucell and Aventis Pasteur Sign License Agreement for Manufacturing Viral Vaccines

LEIDEN, The Netherlands, Jan. 27, 2003 (PRIMEZONE) -- Crucell N.V. (Nasdaq:CRXL) and Aventis Pasteur S.A. (NYSE:AVE) today announced that they have signed a commercial license agreement for manufacturing technology related to viral vaccines.

The agreement allows Aventis Pasteur to use Crucell's cell-based vaccine manufacturing technology to develop and commercialize next generation vaccines.

Crucell will receive upfront payments, milestone payments and royalties on future product sales. Further financial details of the agreement were not disclosed.

"Aventis Pasteur is one of the world's largest vaccine producers," said Crucell's CEO Dinko Valerio. "Being able to collaborate with such an established player in this field provides an important further endorsement of our manufacturing technology in the vaccine industry."

"Having access to Crucell's novel cell-based technology will enable Aventis Pasteur to maintain its leadership position in next generation vaccine manufacturing," commented Jeffrey Almond, Senior Vice President, External Research and Development at Aventis Pasteur. "We look forward to bringing Crucell's platform to commercialization."

It is expected that new cell-based manufacturing technology will replace the existing production methods to provide more flexible manufacturing and, potentially, to yield more competitive products.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat infectious diseases and other conditions. Crucell leverages its patented technologies, PER.C6(TM), AdVac(TM), and MAbstract(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics have formed an alliance to develop and produce recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for a HIV vaccine and the National Institutes of Health (NIH) for an Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

About Aventis Pasteur

Aventis Pasteur SA is the largest company in the world devoted entirely to vaccines. In 2001, Aventis Pasteur produced 1.3 billion doses of vaccine, making it possible to protect 500 million people across the globe, which is over one million per day. The company offers the broadest range of vaccines, providing protection against 19 bacterial and viral diseases. Based in Lyon, France, Aventis Pasteur is owned by Aventis SA.

Aventis (NYSE:AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative prescription drugs for important therapeutic areas as well as human vaccines. In 2001, Aventis generated sales of $17.7 billion, invested $3 billion in research and development and employed approximately 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit:www.aventis.com and www.aventispasteur.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT:  Crucell N.V., Leiden
          Arie Bos, Director Corporate Communications
          +31-(0)71-524 8722
          +31-(0)6-5240 8237 (Mob.)
          a.bos@crucell.com

          Noonan Russo Presence, New York for Crucell
          Mary Claire Duch
          +1-212-845-4278
          m.duch@nrp-euro.com

          Aventis Pasteur, U.S.
          Len Lavenda, Director, Public Affairs
          +1 570-839-4446
          len.lavenda@aventis.com